UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Timberjack Sporting Supplies, Inc.
(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-52352

Nevada	20-3336507
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Linyi Chan Tseng Wood Co., Ltd. Daizhuang Industrial Zone, Yitang Town Lanshan District, Linyi City, Shandong People’s Republic of China 276000 (Address of principal executive offices)

(86)-539-856-6168
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: October 4, 2010

Timberjack Sporting Supplies, Inc.
c/o Linyi Chan Tseng Wood Co., Ltd.
Daizhuang Industrial Zone, Yitang Town
Lanshan District, Linyi City, Shandong
People’s Republic of China

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF TIMBERJACK SPORTING SUPPLIES, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “Timberjack,”  “we,” “us,” and “our” include Timberjack Sporting Supplies, Inc. and, if the context of such references is subsequent to the Share Exchange transaction described below, its wholly-owned subsidiary, Chine Victory Profit Limited, a company organized under the laws of the British Virgin Islands and Chine Victory’s wholly-owned operating subsidiaries.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of our board of directors (the “Board”) as a result of the share exchange transaction described below.  The date of this Information Statement is October 4, 2010.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on October 4, 2010 and is being mailed to our stockholders of record as of October 4, 2010 (the “Record Date”). The mailing date of this Information Statement will be on or about October 4, 2010. On the tenth (10th) day after this Information Statement has been distributed to the stockholders, the director designees named herein will be appointed to the Board (the “Effective Date”).

At the closing of the Share Exchange described below, there was a change in our Board and executive officers. Mr. Alan P. Donenfeld, who served as our sole executive officer and director, resigned from all his executive officer positions, and after appointing Ms. Xiaoling Ye to serve as the Chairman of the Board and Zhikang Li as a member of the Board of Directors, Mr. Donenfeld tendered his resignation as a director, effective on the Effective Date. The Board then appointed Mr. Zhikang Li as the Chief Executive Officer, and Mr. Hang Sang (Randolph) Lau as the Chief Financial Officer, effective immediately.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder, requires the mailing of the information set forth in this Information Statement to our stockholders at least ten (10) days prior to the date on which a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN CONTROL OF TIMBERJACK
SHARE EXCHANGE TRANSACTION WITH CHINE VICTORY

On September 29, 2010, we entered into a Share Exchange Agreement (the “Exchange Agreement”), by and among Timberjack Sporting Supplies, Inc. a Nevada corporation (“Timberjack”), Chine Victory Profit Limited, a British Virgin Islands company (“Chine Victory”), and the shareholders of Chine Victory (the “Chine Victory Shareholders”). The closing of the transaction (the “Closing”) took place on September 30, 2010 (the “Closing Date”). Pursuant to the Exchange Agreement, the Chine Victory Shareholders transferred to us all of their issued and outstanding ordinary shares of Chine Victory (the “Chine Victory Shares”) in exchange for the issuance of 467,074.60209421 shares of our Series M Preferred stock, par value $0.001 per share (the Series M Preferred Stock), which will automatically convert into 8,639,651 shares of common stock following the Reverse Split (as discussed below) (the “Share Exchange”). As a result of the Share Exchange, Chine Victory became our wholly-owned subsidiary. Chine Victory is the parent of its wholly-owned subsidiary Simply Good Limited (“Simply Good”) and controls Linyi Lanshan District Guangsha Wood Company Limited (“Guangsha”) and Moody International Limited (“Moody”) through trust agreements. Guangsha and Moody own 74.9% and 25.1%, respectively, of Linyi Chan Tseng Wood Co., Ltd. (“Chan Tseng”).

As a condition to the closing of the Share Exchange, we have obtained approval for and will effectuate a 540.61745923707:1 reverse stock split (the “Reverse Split”).  This reverse stock split would cause the total number of shares of common stock outstanding, including the shares underlying the Series M Preferred Stock (not including the shares issuable under the terms of the Private Placement), to equal 10,000,000 shares.

General Business Summary of Timberjack Sporting Supplies, Inc.

Operating through our affiliated entity, Chan Tseng, located in Linyi city, we are one of the large plywood manufacturers in China specializing in the production of radiate pine plywood and eucalyptus plywood products. All of our radiate pine logs are imported from high quality plantations in New Zealand. Eucalyptus wood is purchased from domestic suppliers in China. Our operations include the production of (i) structural plywood, (ii) interior-furnishing plywood, (iii) interior-flooring plywood, and (iv) specific purpose plywood. Approximately 37.09% of our plywood products are sold locally, while the remaining 62.91% is exported to 16 countries worldwide. We are also a large producer of veneer, which can be described as thin layers of superior wood glued to a base of inferior wood. Materials used for veneer varies depending upon our clients’ requirements, but is usually comprised of beech, okume, ashtree, pine eucalyptus, and/or oak.

VOTING SECURITIES

Our authorized capital stock consists of 985,000,000 shares: 980,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), of which 735,428,571 shares are outstanding as of October 4, 2010, and 5,000,000 shares of the Company’s preferred stock, par value $0.001 per share, of which 1,500,000 shares are designated and authorized as Series A Preferred Shares, of which 1,336,244 are issued and outstanding, and 500,000 shares are designated and authorized as Series M Preferred Stock, of which 467,074.60209421 shares are issued and outstanding as of October 4, 2010. Each share of the Series M Preferred Stock is convertible into 10,000 shares of Common Stock and can vote on an as-converted basis. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders. Except with respect to transactions upon which the Series A Preferred Shares shall be entitled to vote separately as a class and as otherwise required by Nevada law, the Series A Preferred Shares are not entitled to vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the Record Date, there were 735,428,571 shares of common stock issued and outstanding.

The following table sets forth certain information regarding beneficial ownership of our common stock as of October 4, 2010 by (i) each person (or group of affiliated persons) who is known by us to own more than five percent (5%) of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Unless otherwise noted, the principal address of each of the stockholders, directors, officers and director appointees listed below is Timberjack Sporting Supplies, Inc., c/o Linyi Chan Tseng Wood Co., Ltd., Daizhuang Industial Zone, Yitang Town, Lanshan District, Linyi City, Shandong, People’s Republic of China 276000.  All share ownership figures include shares of our common stock issuable upon conversion or exercise of securities convertible or exchangeable into shares of our Common Stock within sixty (60) days of October 4, 2010, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person.

Name	Amount and Nature of Beneficial Ownership Before the Share Exchange	Percentage of Outstanding Shares Before the Share Exchange (1)	Amount and Nature of Beneficial Ownership After the Share Exchange	Percentage of Outstanding Shares After the Share Exchange (2)
Well Asia Group Limited (3)	-	-	4,486,888,878 (4)	82.98%

Alan P. Donenfeld (5)	400,000,000	93.24%	400,000,000	7.397%

Viking Investments Group, LLC (6)	-	-	306,428,571	5.667%

Xiaoling Ye (7)	-	-	0	0%

Zhikang Li	-	-	0	0%

Hang Sang (Randolph) Lau	-	-	0	0%

All Directors, Executive Officers and Director Nominees before the Share Exchange, as a Group ( 1 person)	400,000,000	93.24%	-	-

All Directors, Executive Officers and Director Nominees after the Share Exchange and after the Effective Date of this Schedule, as a Group (3 persons)			0	0%
_____________________

(1)	The numbers in this column are based on 429,000,000 shares outstanding prior to the Share Exchange and prior to the Reverse Split.

(2)
The numbers in this column are based on 5,407,510,836 shares of voting securities, including 735,428,571 shares of common stock outstanding immediately following the Share Exchange and the 467,074.60209421 shares of Series M Preferred Shares on an as-converted basis.

(3)
Well Asia Group Limited is owned by Yinling Lai. On March 24, 2010, Yinling Lai entered into a call option agreement (the “Call Option Agreement”) with Xiaoling Ye pursuant to which Yinling Lai will transfer shares of Well Asia Group Limited to Ms. Ye in three years under certain conditions.

(4)
In connection with the Share Exchange, Well Asia will be issued 452,521.320 shares of Series M Preferred Stock that will convert into 4,525,213,320 shares of Common Stock (subject to the terms of the Reverse Split) at such time when the Reverse Split is declared effective.

(5)	Mr. Donenfeld’s resignation from our Board shall become effective on the Effective Date.

(6)	Tom Simeo has share voting and dispositive power over the securities held by Viking Investments Group, LLC.

(7)
As discussed in footnote (3) above, pursuant to an incentive option agreement, Ms. Xiaoling Ye, our Chairman, will have an option, subject to certain vesting periods, to purchase from Mr. Yin Ling Lai, the current sole shareholder of Well Asia Group Limited, up to 100% of equity of Well Asia Group Limited, which, upon exercise, would entitle Ms. Ye to beneficially own and control 4,486,888,878 shares of our common stock after giving effect to the conversion of the shares of Series M Preferred Stock but prior to the effectiveness of the Reverse Split.

CHANGES TO THE BOARD OF DIRECTORS

At the closing of the Share Exchange, there was a change in our Board and executive officers. Mr. Alan P. Donenfeld, who served as our sole executive officer and director, resigned from all his executive officer positions effective immediately, and after appointing Ms. Xiaoling Ye to serve as Chairman of the Board and Zhikang Li as member of the Board, Mr. Donenfeld tendered his resignation as a director, with such resignation to be effective on the Effective Date. Our Board then appointed Mr. Zhikang Li to serve as our Chief Executive Officer and Mr. Hang Sang (Randolph) Lau to serve as our Chief Financial Officer, with all such appointments to be effective immediately.

None of the directors appointed to our Board were members of the Board prior to the Share Exchange and did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the appointees have ever been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Board is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  There are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director and director nominee during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the federal securities laws.

Director prior to the Share Exchange

Name	Age	Position with Timberjack
Alan P. Donenfeld	54	Chairman of the Board of Directors

Alan P. Donenfeld

Alan P. Donenfeld was our President, Chief Executive Officer, and sole member of our board of directors from November 19, 2008 to the date of the Share Exchange. Mr. Donenfeld has over 25 years experience investing in, advising and financing companies. He founded Paragon Capital in 2005. For over 10 years, Mr. Donenfeld was President of Bristol Investment Group, Inc. Prior to establishing Bristol and its related entities in 1990, Mr. Donenfeld was a Vice President in the Mergers and Acquisitions Group at Bear, Stearns & Co. Inc. in New York from 1987 to 1990, where he participated in numerous acquisitions, investments, valuations, fairness opinions and exclusive sale representations. Prior to working at Bear Stearns, Mr. Donenfeld was an Assistant Vice President in the Mergers and Acquisitions Group at E.F. Hutton, a predecessor of Lehman Bros., from 1985 to 1987. Prior to joining E.F. Hutton, Mr. Donenfeld helped establish Quadrex Securities Corporation, where he assisted in raising a leveraged buyout fund. Mr. Donenfeld started his career at SG Cowen and then at J. Henry Schroder Bank. Mr. Donenfeld graduated with Honors from Tufts University in 1979 with a B.A. in Economics and received his M.B.A. from the Fuqua School of Business at Duke University in 1981, where he was a member of the Investment Policy Committee.

Directors and Director Appointees

Name	Age	Position
Xiaoling Ye	36	Chairman of the Board of Directors
Zhikang Li	46	Member of the Board of Directors

Xiaoling Ye, Age 36, Chairman of the Board of Directors

Ms. Ye is the Chairman of our Board. She is the co-founder of Chine Victory and has been serving as its Chairman since its inception in May 2004. As the Chairman of Chine Victory, Ms. Ye has worked closely with Mr. Zhikang Li, the other co-founder of Chine Victory. In 1998, she opened a plywood store in Foshan City, Guangdong Province. Under her direction, the store realized a net profit from zero to $3 million during the years of 1998 to 2004. Ms. Ye’s current responsibility in the Company is to monitor and oversee the overall operation of the business, especially the financial department. Ms. Ye is a financial accountant who graduated from Nanhang Economy and Trading School in China.

Zhikang Li, Age 46, Member of the Board of Directors

Mr. Li is the Chief Executive Officer of the Company. He is a seasoned entrepreneur with 21 years of experience in the plywood industry. Mr. Li co-founded Chine Victory and has been serving as its Chief Executive Officer responsible for oversight of its operations since its inception in May 2004. During his term as Chief Executive Officer, Chine Victory has realized revenue and net profit of USD $30.8 million and USD $8.1 million, respectively.

Between the years of 1996 to 2003, Mr. Li set up a plywood factory, which grew from the simple and low level plywood into high level flooring base material with an annual production from an initial 40,000 cubic meters to 380,000 cubic meters. Concurrent therewith, Mr. Li expanded his log import business to include Europe and Africa to become one of the top five Chinese importers. From 1993 to 1995, Mr. Li expanded his existing plywood business by importing logs from Malaysia and Indonesia to be sold through a sales network in China.

During the years of 1990 to 1992, Mr. Li closed his store and started a plywood import and wholesale business in Guangzhou City and established a plywood retail store, which became China’s largest retail store for such products, with an annual sale volume of over 2,000 cubic meters in plywood and medium density fiberboard (MDF). Between the years of 1983 to 1989, Mr. Li established his first operation, focused on retail and wholesale furniture in Guangzhou, City, Guangdong Province, P.R. China.

Mr. Li graduated from high school in Fanshan City, Guandong Province, and underwent Management Association training at Beijing University.

CORPORATE GOVERNANCE

Committees of the Board of Directors

Our Common Stock is quoted on the OTC Bulletin Board (the “OTCBB”) under the symbol “TBJK”. We have not established any committees.  All functions of an audit committee, nominating committee and compensation committee are and have been performed by our board of directors.

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Following the Effective Date, we intend to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges.  Therefore, we intend that a majority of our directors will eventually be independent directors and at least one of our new independent directors will qualify as an “audit committee financial expert.”  Additionally, we will adopt charters relative to each such committee.  Following the Share Exchange, until further determination by our board of directors, the full board of directors will undertake the duties of the audit committee, compensation committee and nominating committee.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange.  In determining whether our directors are independent, however, we intend to comply with the rules of the NYSE AMEX (formerly known as the American Stock Exchange).  The board of directors also will consult with counsel to ensure that the board of directors’ determinations is consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors, including those adopted under the Sarbanes-Oxley Act of 2002 with respect to the independence of future audit committee members.  The NYSE AMEX listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment.

We do not currently satisfy the “independent director” requirements of the NYSE AMEX, which requires that a majority of a company’s directors be independent.  However, our board of directors is in the process of searching for suitable candidates to appoint as additional members, each of whom will satisfy such independence requirements.

Directors Attendance at Meetings

During the fiscal year of 2009, the Board did not hold any board meeting since Mr. Alan P. Donenfeld was our sole director prior to the Share Exchange.

EXECUTIVE OFFICERS

In connection with the Share Exchange, Mr. Donenfeld resigned as our President and Chief Executive Officer and at such time our Board appointed Mr. Zhikang Li to serve as our Chief Executive Officer and Mr. Hang Sang (Randolph) Lau to serve as our Chief Financial Officer, with all such appointments to be effective immediately. A brief description of the previous business experience of Mr. Li is provided above in the Changes to our Board of Directors section of this Schedule.

Our Board subsequently appointed the following person to serve as executive officer of the Company in the following capacity:

Name	Age	Position
Zhikang Li	46	Chief Executive Officer
Hang Sang (Randolph) Lau	43	Chief Financial Officer

Hang Sang (Randolph) Lau, Age 43, Chief Financial Officer

Mr. Lau is the Chief Financial Officer of the Company. He has been serving as the Chief Financial Officer of Chine Victory since December, 2008. Prior to joining the Company, Mr. Lau was the Commercial Banking Manager of Fubon Bank and the Finance Manager of Pine International Holdings Limited in Hong Kong.

Prior to joining the Company, Mr. Lau was the finance manager for Pine International Holdings Limited between December 2007 and December 2008, where he was in charge of all finance matters of the company, including acting as a liaison with a contracted CPA for tax reporting, preparation of management accounts and finance statements, cash and capital management of the firm, and negotiations with banks related to the trade facilities.

Prior to Mr. Lau’s position with Pine International Holdings, Mr. Lau was a relationship manager with Cheung Sha Wan branch of Public Bank between September 2007 and November 2007 where he provided tailor made services to commercial accounts of the designated branch, to include the management of the day to day bank services to the existing portfolios, soliciting new customers and cross sell other bank products e.g. Mortgage, FX, credit cards, payrolls, MPF, etc.

Between July 2007 and August 2007, Mr. Lau was the commercial banking manager with Fubon Bank, where he solicited new customers to trade finance products and other banking products such mortgages, fixed deposits, H/P leasing products, FX and other treasury products. Mr. Lau also prepared credit proposals and frequently made factory visits to the PRC.

Between the year of July 2006 and June 2007, Mr. Lau was the business manager of the commercial lending department with The Bank of East Asia Limited. In that position Mr. Lau provided tailored made financial services to designated companies from SME to mid-capped and listed enterprises in Hong Kong, specialized in trade facilities, mortgage and capital management, and maintained existing portfolio and carried daily supervision of the customers’ account. Mr. Lau solicited new customers and performed annual review to the existing customers. Mr. Lau also made financial analysis to customer’s annual reports and frequently visited clients in the PRC.

Prior to Mr. Lau’s position as the business manager with The Bank of East Asia, Mr. Lau was an enterprise lending business manager with The Bank of East Asia during the period of February 2000 and June 2006 where he provided services specially designed to suit the needs of small and medium sized enterprises. These products included trade finance, overdraft term loans, mortgages, corporate tax loans and accounts receivable financing. Mr. Lau also prepared credit proposals, reviewed banking facilities, and solicited new businesses.

Mr. Lau studied banking and finance at the Open University of Hong Kong and business development at the University of Paisley, Scotland. Mr. Lau is fluent in English, Mandarin and Cantonese.

Family Relationships

There are no family relationships between any of our directors or executive officers.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended September 30, 2009 all of our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, in 2009 and 2008 to each of the following named executive officers.

Summary Compensation of Named Executive Officers

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Alan Donenfeld,	2009	-	-	-	-	-
President and Chief Executive Officer (1)	2008	-	-	-	-	-

Zhikang Li,	2009	146,711	-	-	-	146,711
Chief Executive Officer and Director (2)	2008	-	-	-	-	-

Lau Hang Sang,	2009	46,135	-	-	-	46,135
Chief Financial Officer (3)	2008	-	-	-	-	-

Xiaoling Ye,	2009	146,711				146,711
Chairman of the Board (4)	2008	-	-	-	-	-

_____________________

(1)	Resignation effective on the Effective Date.
(2)
Pursuant to the Share Exchange, Mr. Zhikang Li was appointed as our Chief Executive Officer as of the closing of the Share Exchange and appointed as a Director effective as of ten days following the mailing of the Schedule 14F-1.

(3)	Pursuant to the Share Exchange, Mr. Lau Hang Sang was appointed as our Chief Financial Officer as of the closing of the Share Exchange.
(4)	Pursuant to the Share Exchange, Ms. Xiaoling Ye was appointed as a Director effective as of ten days following the mailing of the Schedule 14F-1.

In addition, our executive officers and/or their respective affiliates will be reimbursed by us for any out-of-pocket expenses incurred in connection with activities conducted on our behalf.

Grants of Plan-Based Awards and Outstanding Equity Awards at Fiscal Year-End

We do not have any equity incentive plans under which to grant awards.

Employment Agreements

We have not entered into employment agreements with our officers and directors.

Director Compensation

We have not paid our directors fees in the past for attending board meetings.  In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings.  We reimburse each director for reasonable travel expenses related to such director’s attendance at board of directors and committee meetings.

CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

Director Independence and Board Committees

We do not have any independent directors and our board of directors is in the process of searching for suitable candidates. Our board of directors does not have any committees, as companies whose securities are traded on the OTC Bulletin Board are not required to have board committees. However, at such time in the future that we appoint independent directors on our board we expect to form the appropriate board committees.

Lock Up Agreements

All of the shares of common stock to be owned by the management shareholders of the Company will be restricted from public or private sale for a period of twenty-four (24) months following the Closing of the Share Exchange.

Share Escrow Agreement

We also entered into a securities escrow agreement with the Investors, pursuant to which, we delivered into an escrow account 72,239.6836200773 shares of the Series M Preferred Stock convertible into 1,336,244 shares of our common stock to be used as Escrow Shares for the benefit of the Investors if the make good targets are not met.  The Escrow Shares will be replaced with an equal number of shares of common stock upon the effectiveness of the Reverse Split. With respect to the fiscal year ending March 31, 2011, if we do not achieve $13.0 million in net income, then one-half of the Escrow Shares will be distributed to the Investors on a pro rata basis.  With respect to the fiscal year ending March 31, 2012, if we do not achieve $20.0 million in net income, then the other one-half of the Escrow Shares will be distributed to the Investors on a pro rata basis.

PRC Structure

Chine Victory is a holding company and, through its subsidiaries, primarily engages in the production of radiata pine plywood and eucalyptus plywood products in China. Chine Victory was incorporated under the International Business Companies Act in the BVI on May 13, 2004.  On December 28, 2004, Chine Victory acquired 100% of the issued and outstanding shares of Simply Good, a BVI company incorporated on December 28, 2004 and engaged in the trading of wood products. Moody is an investment holding company incorporated in the BVI on January 19, 2006. Zhikang Li owns 100% of Moody and serves as the sole director of Moody. On March 6, 2006, Zhikang Li executed a Declaration of Trust, pursuant to which, Zhikang Li held the shares of Moody as a nominee of and in trust for Chine Victory. Guangsha is a company incorporated on August 13, 2004 under the PRC laws. Xiaoling Ye and Yunhu Zhao currently own 60% and 40% of Guangsha. Chan Tseng was incorporated on March 21, 2006 under the laws of China. Guangsha and Moody currently own 74.9% and 25.1% of Chan Tseng, respectively. According to an investment arrangement agreement dated February 21, 2006 among CVP and Guangsha, Guangsha shall hold equity interests of Chan Tseng in trust for CVP.

Therefore, Chine Victory has entrusted Guangsha to represent Chine Victory to invest into Chan Tseng, which the beneficiary interest of Chan Tseng belongs to Chine Victory. The rights and obligations as shareholder of Chan Tseng have been vested to Chine Victory.

During the fiscal year, one of the subsidiaries, Simply Good, obtained supply of plywood through the production by a variable interest entity, Chan Tseng, and Chan Tseng agreed to produce plywood to Simply Good at zero cost.

Due to related parties

	As of March 31,
	2010	2009
Advances from -
Ms. Xiaoling Ye	$62,341	$76,681
Total	$62,341	$76,681

Ms. Xiaoling Ye is the Chairman of the Board of the Company. Those advances as of December 31, 2009 and 2008 were unsecured, bearing no interest, and no due date was specified.

Review, Approval and Ratification of Related Party Transactions

We had not adopted, prior to the Share Exchange, formal policies and procedures for the review, approval or ratification of related party transactions, such as those described above, with our executive officers, directors and significant shareholders.  However, we intend that such transactions will, on a going-forward basis, be subject to the review, approval or ratification of the independent directors serving on our board of directors, or an appropriate committee thereof.

Stockholder Communications With Directors

Stockholders who want to communicate with our Board or any individual director can write to:

Timberjack Sporting Supplies, Inc.
c/o Linyi Chan Tseng Wood Co., Ltd.
Daizhuang Industrial Zone
Yitang Town, Lanshan District
Linyi City, Shandong
People’s Republic of China 276000
Attn: Xiaoling Ye
Telephone: +86-539-856-6168
Facsimile: +86-757-8625-9293

Your letter should indicate that you are a stockholder of the Company.  Depending on the subject matter, management will:

·	Forward the communication to the Director or Directors to whom it is addressed;
·	Attempt to handle the inquiry directly; or
·	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Timberjack Sporting Supplies, Inc.

	By:	/s/ Zhikang Li
Name: Zhikang Li
Title: Chief Executive Officer
Dated: October 4, 2010